United States securities and exchange commission logo





                              December 12, 2023

       Matthew Atkinson
       Chief Executive Officer
       CleanCore Solutions, Inc.
       5920 South 118th Circle, Suite 2
       Omaha, NE 68137

                                                        Re: CleanCore
Solutions, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 29,
2023
                                                            File No. 333-274928

       Dear Matthew Atkinson:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023, letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed November 29, 2023

       Cover Page

   1. We note your response to prior comment 2 and we reissue in part. Please revise the public offering prospectus
cover page to disclose the information on the resale offering.
       Prospectus Summary , page 1

   2. We note your updated disclosures for the quarter ended September 30, 2023. Please revise your summary section to
include balanced disclosures to disclose that you have incurred losses since your
inception and continue to incur net losses. Please also update the related risk factors on page
13.
 Matthew Atkinson
FirstName
CleanCore LastNameMatthew   Atkinson
          Solutions, Inc.
Comapany12,
December  NameCleanCore
              2023        Solutions, Inc.
December
Page 2    12, 2023 Page 2
FirstName LastName
Condensed Statement of Operations, page F-4

3.
         We note that the net loss per share for the current period does not agree with the net loss per share in Note 11 on page F-18. Please explain this difference to us and make any necessary revisions.

Statement of Stockholders' Equity (Deficit), page F-5

4.
         We note that the Class B common Stock amount at 9/30/23 does not agree with your balance sheet. Please make the necessary revisions.

Condensed Statements of Cash Flows, page F-6

5.
         We note that the net loss for the comparable period does not agree with the amount in your Statement of Operations. Please make the necessary revisions.

       Please contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Louis A. Bevilacqua, Esq.